Exhibit 8.2

FORM OF STATE OPINION

(insert date)

Board of Directors

MW Bancorp, Inc.

Mt. Washington Savings Bank

2110 Beechmont Avenue

Cincinnati, Ohio 45230

Re:	Certain Ohio Income Tax Consequences of the Plan of Conversion and Reorganization of Mt. Washington Savings Bank

To the Members of the Board of Directors:

Scope of Opinion

You have asked for our opinion on certain Ohio tax consequences of the proposed conversion (the “Conversion”) of Mt. Washington Savings Bank (the “Bank”) from an Ohio chartered mutual savings and loan association to an Ohio chartered stock savings and loan association (the “Stock Bank”), pursuant to a plan of conversion adopted by the Board of Directors of Mt. Washington Savings Bank on August 28, 2014 (the “Plan”). In the Conversion, all of the Bank’s to-be-issued stock will be acquired by MW Bancorp, Inc., a newly organized Maryland corporation (the “Holding Company”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

We have not considered any non-income tax, federal, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any federal, local or foreign tax issues. We also express no opinion on nontax issues such as corporate law or securities law matters. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

Facts/Assumptions

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the federal tax opinion of Luse Gorman Pomerenk & Schick P.C dated (insert date) including all exhibits attached thereto. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

Board of Directors

Mt. Washington Savings Bank

(insert date)

The Bank is an Ohio chartered mutual savings and loan association originally organized in 1886 under the name The Mt. Washington Loan, Building and Deposit Company. The name under which Bank currently operates was established in 2011. The Bank’s headquarters are located in Cincinnati, Ohio and its primary market area includes Hamilton, Clermont, Butler and Warren Counties. The Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Ohio Division of Financial Institutions (“ODFI”). Post conversion the Holding Company will register as a savings and loan holding company and will be subject to regulation and examination by the Board of Governors of the Federal Reserve System (“Federal Reserve”).

As an Ohio chartered mutual savings and loan association, the Bank has no authorized capital stock. However, a depositor has a right to share, pro rata, with respect to the withdrawal value of his account, in any liquidation proceeds distributed in the event the Bank is liquidated. All of the interests held by a depositor cease when such depositor closes his account with the Bank. A depositor in the Bank is entitled to payment of interest on his account balance as declared and paid by the Bank. A depositor has no right to a distribution of any earnings of the Bank except for interest paid on his deposit, but rather, such earnings become retained earnings of the Bank. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (the “Liquidation Account”) established at the Stock Bank.

The Holding Company has been formed under the laws of the State of Maryland for the purpose of the proposed transactions described herein, to engage in business as a savings and loan holding company and to hold all of the stock of the Stock Bank. The Holding Company will issue shares of its voting common stock (the “Common Stock”), upon completion of the mutual-to-stock conversion of the Bank, to persons purchasing such shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (i) Eligible Account Holders of the Bank, (ii) the Bank’s newly formed tax-qualified employee stock ownership plan, (iii) Supplemental Eligible Account Holders of the Bank, and (iv) Other Members of the Bank, all as described in the Plan. All shares must be sold, and to the extent the stock is available, no subscriber will be allowed to purchase fewer than 25 shares of Common Stock. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering to members of the public (the “Community Offering”) for the sale of shares not purchased under the preference categories, and a syndicated community offering (the “Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by Keller & Company, Inc., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of the Common Stock.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

 Board of Directors

Mt. Washington Savings Bank

(insert date)

Our opinion is as of (insert date) and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The discussion and conclusions set forth herein are based upon Ohio Revised Code, and existing administrative and judicial interpretations thereof, as of (insert date) all of which are subject to change. If there is a change, including a change having retroactive effect, in the Ohio Revised Code or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Premise of Opinions

Effective for the 2014 tax year, Ohio imposes a financial institution tax (“FIT”) on financial institutions for the privilege of doing business in state.1 The FIT is levied on the greater of the minimum tax of $1,000 or the Ohio total equity capital multiplied by a graduated tax rate.2 The total Ohio equity capital shall be the product of the total equity capital of the financial institution as of the end of the taxable year multiplied by an Ohio apportionment ratio.3 An entity which meets the definition of a financial institution and is subject to the Ohio FIT, is exempt from the imposition the commercial activity tax (“CAT”), which is levied on the gross receipts of corporations and other business in lieu of the imposition of a corporate income tax.4,5

A financial institution is defined as a bank organization, a holding company of a bank organization or a nonbank financial organization.6 The statute further states if two or more such entities are consolidated for purposes of filing are consolidated for the purposes of filing an FR Y-9, the term “financial institution” “financial institution” means a group consisting of all entities that are included in the FR Y-9.7 MW Bancorp, Inc. has represented that it will file its FR Y-9 on a consolidated basis with Mt. Washington Savings Bank. A bank organization includes a bank, banking association, trust company, a savings and loan association, savings bank or other banking institution that is organized or incorporated under the laws of the United States, any state or foreign country.8

Ohio imposes a personal income tax on the modified federal adjusted gross income of every Ohio resident individual.9 Ohio adjusted gross income is federal adjusted gross income, as defined and used in the Internal Revenue Code (“Code”), subject to specific state adjustments.10 Using federal adjusted gross income as the starting point for calculating an individual’s Ohio adjusted gross income serves to incorporate the Code into Ohio law. Moreover, Ohio has expressly adopted the Code as it exists effective March 22, 2013.11

1   Ohio Rev. Code 5726.02(A).

2   Ohio. Rev. Code 5726.04(A).

3   Ohio Rev. Code 5726.04(C).

4   Ohio Rev. Code 5751.02.

5   Ohio Rev. Code 5751.01(E)(3).

6   Ohio Rev. Code 5726.01(H).

7   Ohio Rev. Code 5726.01(H)(2).

8  Ohio Rev. Code 5726.01(B)(3).

9   Ohio Rev. Code 5747.02(A).

10 Ohio Rev. Code 5747.01(A).

11 Ohio Rev. Code 5701.11.

Board of Directors

Mt. Washington Savings Bank

(insert date)

Of the required adjustments to be made to taxable income, none relate to the non-recognition provisions of Internal Revenue Code relied upon in the Form of Federal Tax Opinion. (e.g., Section 351)

Our opinion is limited to the Ohio tax consequences and adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the federal tax opinion of Luse Gorman Pomerenk & Schick P.C dated (insert date) and incorporates the capitalized terms contained therein.

Based upon that information, we render the following opinion with respect to the Ohio income tax consequences of the Conversion and Reorganization:

  Because the Bank, the Stock Bank and the Holding Company will be subject at all times to the Ohio FIT imposed on apportioned equity capital and will not be subject to the CAT or any other Ohio state income based taxes, there will be no income tax or CAT consequences as a result of the Conversion.
  It is more likely than not that the federal tax treatment of Ohio resident persons participating in the conversion will be respected in computing an Ohio resident individual’s adjusted gross income tax.

Limitations on Opinion

The opinions expressed herein are based solely upon our interpretation of the Ohio Revised Code as interpreted by court decisions, and by rulings and procedures issued by the Ohio Department of Taxation as of the date of this letter.

The opinions expressed herein are not binding on the Ohio Department of Taxation and there can be no assurance that the Ohio Department of Taxation will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material Ohio tax effects to the Holding Company, the Bank, the Stock Bank and the Ohio resident persons participating in the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Consent

We hereby consent to the filing of the opinion as an exhibit to the Bank’s Application for Conversion filed with the Federal Reserve and to the Holding Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the caption “Taxation.”

Very truly yours,

Crowe Horwarth LLP